MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 11, 2016

VIA EDGAR

Deborah Skeens, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:     Pacific Funds Series Trust

           (File Nos. 333-61366, 811-10385)

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on June 17, 2016, concerning post-effective amendment (“PEA”) No. 126 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 6, 2016 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Comments Applicable to All Prospectuses:

1.	All Funds

a.	Comment: Principal Risks: For all Funds that may invest in fixed income securities as a principal investment strategy, please consider adding disclosure to incorporate the risk factors discussed in SEC IM Guidance 2014-01 and 2016-02, unless those risk factors are already disclosed pursuant to Item 9(c) of Form N-1A.

Response: The relevant risk factors are already disclosed in the Registrant’s registration statement pursuant to Item 9(c) of Form N-1A.

b.	Comment: Principal Investment Strategies: For each Fund that invests in fixed income securities, in addition to disclosing the Fund’s policy relating to duration, if applicable, please disclose its policy relating to average maturity.

Response: Fixed income funds that disclose their investment policies relating to duration but not average maturity do not implement their investment strategies by reference to average maturity policies and instead utilize duration, as disclosed. The maturity of a security measures only the time until final payment is due, whereas duration factors in the pattern of all payments of interest and principal over time, including how those payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of floating rate securities).

c.	Comment: Derivatives Disclosure: Please review each Fund’s use of derivative instruments (whether direct or indirect) and corresponding disclosure in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan to ensure that each Fund’s derivatives disclosure is appropriately tailored for each Fund.

Response: The Registrant has reviewed each Fund’s use of derivative instruments and corresponding disclosure and believes that such disclosure is appropriately tailored for each Fund in light of the guidance provided in the letter.

d.	Comment: Portfolio Turnover: For each Fund that has a portfolio turnover rate greater than 100%, please add frequent trading as a principal investment strategy of the Fund and portfolio turnover as a principal risk of the Fund.

Response: The Registrant respectfully declines this comment as it believes the prospectuses have adequate disclosure on portfolio turnover. Frequent trading is not a principal investment strategy of any Fund, including those with portfolio turnover rates greater than 100%. Rather, a higher portfolio turnover rate for a Fund is a result of the Fund’s principal investment strategies and is not itself a strategy. The risks of a higher portfolio turnover rate are already disclosed in each Fund Summary as part of the Fund’s disclosure pursuant to Item 3 (Instruction 5) of Form N-1A. In addition, the Funds’ prospectuses disclose that all Funds may engage in active and frequent trading and describe the consequences of such trading pursuant to Item 9(b)(1) (Instruction 7) of Form N-1A. The prospectuses also identify by name the Funds that engaged in active and frequent trading (over 100% turnover of portfolio securities) during the past fiscal year.

e.	Comment: Convertible Securities: If any Fund invests in contingent convertible securities as a principal investment strategy, please disclose this as a principal investment strategy, provide a description of contingent convertible securities and include appropriate risk disclosure. For a Fund that may invest in contingent convertible securities, please consider adding appropriate disclosure, the type and location of which will depend on the extent to which the Fund invests in those securities. Please also confirm supplementally the amount that each Fund currently invests in contingent convertible securities.

Response: No Fund currently intends to invest in contingent convertible securities as a principal investment strategy except for the PF Absolute Return Fund. In addition, the PF Global Absolute Return Fund, PF Inflation Managed Fund and PF Managed Bond Fund each may invest in contingent convertible securities as a non-principal investment strategy. Of those Funds, the PF Absolute Return Fund currently invests approximately 5% of its assets in contingent convertible securities and the others invest less than 5% of their assets in those securities. The Registrant refers the staff to PEA No. 126, which reflects disclosure about contingent convertible securities.

f.	Comment: Additional Information About Principal Investment Strategies and Principal Risks: Please clarify in disclosure that the additional information provided about risks in this section is about principal risks and not non-principal risks.

Response: The Registrant refers the staff to PEA No. 126, which reflects the requested disclosure.

g.	Comment: Credit Default Swaps: The disclosure for Derivatives Risk includes the use of credit default swaps. For any Fund that includes this risk disclosure, if the Fund may write credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response: To the extent that a Fund writes credit default swaps, the amount required for segregation will be valued at the full notional amount.

h.	Comment: Fee Waivers and Expense Limitations: For any Fund with a contractual fee waiver and/or expense limitation agreement that provides for recoupment of amounts waived or reimbursed by Pacific Life Fund Advisors LLC, please note that such recapture is limited to the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance, specifically 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm that the Registrant’s fee waiver and expense limitation agreements are consistent with this guidance.

Response: So confirmed.

i.	Comment: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1, please confirm supplementally that each such Fund will value derivatives at market value for purposes of the 80% test.

Response: The Registrant considers the valuation of derivatives on a case-by-case basis in light of Rule 35d-1 and available guidance.

j.	Comment: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1, please disclose that fact in the principal investment strategies for such Fund and specify the types of derivatives used.

Response: For all Funds that can invest in derivatives to meet the 80% test under Rule 35d-1, the Registrant has disclosed that fact and specified the types of derivatives used in such Funds’ principal investment strategies.

k.	Comment: Depositary Receipts: For any Fund that invests in depositary receipts as a principal investment strategy (such as the PF Comstock Fund), please add corresponding principal risk disclosure specific to depositary receipts.

Response: The Registrant refers the staff to PEA No. 126, which reflects the requested disclosure.

2.	PF Floating Rate Loan Fund, Pacific Funds Floating Rate Income, PF International Small-Cap Fund and PF Currency Strategies Fund

Comment: Selection of Broad-Based Securities Market Indices: Please explain supplementally why you believe the S&P/LSTA Leveraged Loan Index (used for the PF Floating Rate Loan Fund ), the Credit Suisse Leveraged Loan Index (used for Pacific Funds Floating Rate Income), the S&P Developed Ex-U.S. SmallCap Index (used for the PF International Small-Cap Fund) and the Citigroup 1-Month U.S. Treasury-Bill Index (used for the PF Currency Strategies Fund) are each an appropriate broad-based securities market index as defined in Instruction 5 to
Item 27(b)(7).

Response: The Registrant believes these indices are appropriate broad-based securities market indices for their respective Funds as defined in Instruction 5 to Item 27(b)(7) of Form N-1A because each index is (1) administered by an organization that is not affiliated with the Fund, its adviser or principal underwriter, and (2) widely recognized and used. Additional information about each index is provided below.

PF Floating Rate Loan Fund: The S&P/LSTA Leveraged Loan Index is a daily total return index that uses Loan Syndications & Trading Association/Loan Pricing Corporation (“LSTA/LPC”) mark-to-market pricing to calculate market value change. On a real-time basis, the leveraged loan index (“LLI”) tracks the current outstanding balance and spread over London Interbank Offered Rate (“LIBOR”) for fully funded term loans. The facilities included in the LLI represent a broad cross section of leveraged loans syndicated in the U.S., including dollar-denominated loans to overseas issuers. Results include the reinvestment of all distributions. It is administered by Standard & Poor’s.

Pacific Funds Floating Rate Income: The Credit Suisse Leveraged Loan Index tracks the investable market of the U.S. dollar-denominated leveraged loan market. It consists of issues rated “5B” or lower, meaning that the highest rated issues included in this index are Moody’s/S&P ratings of Baa1/BB+ or Ba1/BBB+. All loans are funded term loans with a tenor of at least one year and are made by issuers domiciled in developed countries. Results include the reinvestment of all distributions. It is administered by Credit Suisse.

PF International Small-Cap Fund: The S&P Developed Ex-U.S. SmallCap Index comprises the stocks representing the lowest 15% of float-adjusted market cap in each developed country, excluding the United States. It is a subset of the S&P Global BMI, a comprehensive, rules-based index measuring global stock market performance. Results include the reinvestment of all distributions. It is administered by Standard & Poor’s.

PF Currency Strategies Fund: The Citigroup 1-Month U.S. Treasury Bill (“T-Bill”) Index is a market value-weighted index of public obligations of the U.S. Treasury with maturities of one month. Results include the reinvestment of all distributions. It is administered by Citigroup Inc.

3.	PF Inflation Managed Fund and PF Currency Strategies Fund

Comment: Rule 35d-1: Please explain why the Registrant believes that these Funds are not subject to Rule 35d-1.

Response: Rule 35d-1 requires a fund whose name suggests investment in any of the following to comply with certain investment requirements set forth in the Rule: (i) the fund or its securities are issued or guaranteed by the United States government; (ii) the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries; (iii) the fund focuses its investments in a particular country or geographic region; or (iv) the fund’s distributions are exempt from federal income tax or both state and federal income tax. In the Registrant’s view, neither of the above-referenced Funds use terms in their names that implicate Rule 35d-1 because, for each Fund, the term preceding “Fund” describes its principal investment strategy and not a particular type of investment. If the staff has questions about specific terms that they believe implicate Rule 35d-1 in some way, the Registrant would be happy to address those particular questions.

4.	PF Emerging Markets Debt Fund

a.	Comment: Emerging Markets Criteria: For this Fund and any other Fund that includes disclosure stating that an emerging market country may be “any other country that the sub-adviser determines to be an emerging market country consistent with the investment goal of the Fund,” please disclose the criteria used by the applicable Fund’s sub-adviser in making this specific determination so that the disclosure is less open-ended.

Response: The disclosure has been amended accordingly for the PF Emerging Markets Debt Fund, which is the only Fund that includes the above-mentioned disclosure.

b.	Comment: Principal Investment Strategy: The Fund’s disclosure states that the Fund “may invest up to 25% of its net assets in issuers that are economically tied to any one emerging market country.” However, the paragraph that follows this disclosure states that the Fund “may invest a relatively high percentage of its assets in securities of issuers of a single country.” Please revise the disclosure to clarify whether the Fund may invest 25% or more of its assets in one country.

Response: The Registrant has deleted the disclosure stating that the Fund “may invest a relatively high percentage of its assets in securities of issuers of a single country.”

c.	Comment: Geographic Focus: If the Fund intends to invest 25% or more of its assets in the sovereign debt of any one country, please disclose the name of that country and any unique risks of that country.

Response: The Fund does not currently intend to maintain a strategy of investing 25% or more of its assets in the sovereign debt of any one country.

5.	PF International Large-Cap Fund

Comment: Benchmark: The benchmark for the Fund is the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) Index (Net). Please explain supplementally why the Registrant believes this index is an appropriate benchmark for this Fund, as the index includes small-capitalization and mid-capitalization issuers.

Response: The MSCI EAFE Index is widely considered to be the industry standard index for representing non-U.S. large market capitalization companies. As of March 31, 2016, the market capitalization range for the MSCI EAFE Index (Net) was approximately $821.6 million to $239.2 billion. The range of the index is comparable to the large market capitalization universe as measured by well-known and widely-used large-capitalization indices such as the Russell 1000 Index, which measures the performance of the large-capitalization segment of the U.S. equity universe and had a market capitalization range of approximately $147.2 million to $627.9 billion as of March 31, 2016. Accordingly, the Registrant believes the MSCI EAFE Index is an appropriate index to measure large-capitalization non-U.S. companies. To provide additional context for an investor, the Registrant has added disclosure to the Fund’s principal investment strategies section indicating that the weighted average market capitalization for the Fund was approximately $61.1 billion as of March 31, 2016.

6.	Short Sale Risk

Comment: Short Sale Expenses: For those Funds that disclose short sale risk, please confirm that the Annual Fund Operating Expenses Table reflects applicable short sale expenses.

Response: So confirmed.

7.	Sector Risk

Comment: Principal Risks (Statutory section): If any Fund, including a Fund that operates as a fund-of-funds, will focus in any particular sector, disclose the sector.

Response: If a Fund has a specific sector focus, such sector and the related risk of focusing investments in that sector are specifically disclosed in the Fund’s summary section of the prospectus. All Funds have “Sector Risk” disclosure, which is intended to describe the risk that a Fund may, from time to time, be invested more heavily in a particular sector based on investment opportunities or market conditions. The Registrant has amended the Sector Risk disclosure accordingly to clarify this intent.

8.	PF Real Estate Fund

Comment: Subprime Exposure: If there is any subprime exposure with respect to the Fund’s investment in real estate investment trusts (“REITs”) or real estate operating companies (“REOCs”), please include such exposure in the Fund’s principal risks disclosure. Otherwise please confirm supplementally that the Fund, under normal circumstances, will not have subprime exposure.

Response: The Fund does not currently have subprime exposure with respect to its investment in REITS or REOCs and currently does not expect to have such exposure under normal circumstances.

9.	Funds-of-Funds

a.	Comment: Concentration: Please note that the staff has taken the position that a fund-of-funds and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when the Fund is determining its own concentration test. These funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response: The Registrant refers the staff to PEA No. 126, which reflects the requested disclosure.

b.	Comment: Fee Disclosure: Please confirm supplementally whether the Registrant’s manager-of-managers exemptive order includes aggregate fee disclosure relief.

Response: The Registrant’s current manager-of-managers order does not include aggregate fee disclosure relief.

10.	Item 9 Disclosure

Comment: Item 9 Disclosure: Please review the Item 4 and Item 9 principal investment strategy disclosures for each Fund to ensure such disclosures are not identical.

Response: The disclosure has been amended accordingly.

11.	All New Funds

Comment: For all Funds with less than one year of performance, please state in the narrative before the bar chart and performance table that performance will be reflected after one year of operation.

Response: The disclosure has been amended to reflect that the required returns will be included once the Fund has a full calendar year of performance per Items 4(b)(2)(ii) and 4(b)(2)(iii) of Form N-1A.

12.	PF International Large-Cap Fund, PF International Small-Cap Fund, PF International Value Fund and PF Global Absolute Return Fund

a.	Comment: For any Fund that includes the word “international” or “global” in its name, please expressly describe how the Fund will “connote diversification among investments in a number of different countries throughout the world.” See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (“Release 24828”). In particular, the staff takes the position that any such Fund should adopt a policy that, under normal market conditions, it will invest at least 40% of its assets in companies organized or located in multiple countries outside the U.S. or doing a substantial business in multiple countries outside the U.S., unless market conditions are not deemed favorable, in which case it can reduce such investment to 30% of its assets. Please confirm that the Funds have adopted such a policy.

Response: The principal investment strategies for the above-referenced Funds disclose that, under normal market conditions, each Fund is generally expected to invest in a number of different non-U.S. countries.

In addition, the principal investment strategies include the following disclosure:

•	PF International Large-Cap Fund: The Fund invests primarily in common stocks and depositary receipts of foreign issuers, including up to 25% in emerging market countries.

•	PF International Small-Cap Fund: Under normal conditions, the Fund invests in excess of 200 companies and generally expects to invest a significant amount of its assets in about the same number of non-U.S. countries as its benchmark index (which is comprised of developed countries outside the U.S.).

•	PF International Value Fund: The Fund invests primarily in a diversified portfolio of equity securities of relatively large non-U.S. companies that the sub-adviser believes to be undervalued.

•	PF Global Absolute Return Fund: The Fund’s primary long and short investment exposures are government (“sovereign”) exposures, including sovereign debt, currencies, and investments relating to interest rates. The Fund normally invests at least 40% of its net assets in foreign investments which, in addition to the non-U.S. sovereign exposures described above, includes investments in securities issued by companies whose principal business activities are outside the United States.

In addition, for the PF International Large-Cap Fund, PF International Small-Cap Fund and PF International Value Fund, the top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end are disclosed in the prospectuses pursuant to Item 9 of Form N-1A. The Registrant will add corresponding disclosure for the PF Global Absolute Return Fund.

The Registrant believes that these disclosures sufficiently connote diversification among investments in a number of different countries throughout the world, consistent with Release 24828. However, in response to this comment, the Registrant confirms that these Funds will comply with the percentage test described by the staff.

b.	Comment: Please confirm supplementally that these Funds will treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to countries outside the U.S. if the Fund demonstrates to the staff that the company (i) derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed in a country or countries outside the U.S. or (ii) that such company has at least 50% of its assets in that country or countries.

Response: So confirmed.

13.	PF U.S. Equity Funds

a.

Comment: Summary Performance section: In the second paragraph before the bar chart, the disclosure states that performance figures in the bar chart have not been adjusted to reflect estimated fees and expenses of the applicable share class of the PF U.S. Equity Fund for periods prior to January 1, 2016. Please confirm supplementally why these performance figures were adjusted to reflect estimated fees and expenses of the PF U.S. Equity Fund for the period January 1, 2016 to January 10, 2016, which precedes the date that each PF U.S. Equity Fund acquired the assets of its respective predecessor fund.

Response: Pursuant to Item 4(b)(2)(ii) of Form N-1A, the bar chart for each PF U.S. Equity Fund discloses two periods of returns: (1) the return for the calendar year 2015 (the “Calendar Year 2015 Return”) and (2) the return for the stub period January 1, 2016 through June 30, 2016 (the “Stub Period Return”). Each PF U.S. Equity Fund acquired the assets of its respective predecessor fund in a reorganization transaction on January 11, 2016. In order to produce one cumulative Stub Period Return for each PF U.S. Equity Fund, the Registrant would need to combine 10 days of unadjusted predecessor fund performance figures (from January 1, 2016 to January 10, 2016) with actual performance figures for the PF U.S. Equity Fund over the remainder of the stub period (from January 11, 2016 to June 30, 2016). However, in several discussions with the SEC staff, after having extensive discussions with the Registrant’s sub-accountant and internal accounting teams, the Registrant confirmed that: (1) there is no SEC accounting methodology for producing the Stub Period Return using both actual and unadjusted performance figures, (2) there would be no practical means of checking the accuracy of such returns given the use of both actual and unadjusted performance figures in the calculus, and (3) including 10 days of adjusted performance figures in the Stub Period Return, which is only a six-month period, would not have a material effect on the final performance figures reflected in the Stub Period Return. Primarily for these reasons, the Registrant determined not to adjust performance figures in the bar chart for the Calendar Year 2015 Return and to adjust performance figures for the period January 1, 2016 to January 10, 2016.

b.	Comment: Summary Performance section: Please confirm supplementally and clarify in the disclosure why the bar chart is not adjusted for periods prior to January 1, 2016 but the Average Annual Total Returns table is not adjusted for periods prior to January 11, 2016.

Response: Please refer to Response 13a above for the Registrant’s explanation as to why bar chart returns were not adjusted for periods prior to January 1, 2016. Because the Average Annual Total Returns table only reflects calendar year 2015 returns, the Registrant has revised the narrative disclosure to clarify that all performance figures were not adjusted for periods prior January 1, 2016.

c.

Comment: Summary Performance section: For the Class A, B, C, I, R, Advisor and Investor Class shares prospectus, Investor Class returns are shown in the bar chart, but after tax returns in the Average Annual Total Returns Table are shown for Class A. Item 4(b)(2), Instruction 3, of Form N-1A requires that the after tax returns shown in the Average Annual Total Returns table reflect returns of the share class with the longest period of annual returns, which should be the share class of the applicable predecessor fund. Please revise the disclosure accordingly, or explain the legal basis for presenting after tax returns for Class A.

Response: Each share class of the PF U.S. Equity Funds reflected in this prospectus commenced operations on the same date (January 11, 2016) and therefore, no share class has a longer period of annual returns. Accordingly, the Registrant believes that its selection of Class A shares for presenting after tax returns would be consistent with Item 4(b)(2), Instruction 3, of Form N-1A. However, the Registrant has amended the disclosure so that returns in the bar chart and after tax returns in the Average Annual Total Returns table reflect returns of the same share class.

d.	Comment: Summary Performance section: In the Average Annual Total Returns table, in the row depicting index returns, please revise the parenthetical to more clearly identify the inception date of the predecessor fund.

Response: The disclosure has been amended accordingly.

SAI Comments

14.	Diversification

Comment: Non-Diversified Funds: For all Funds identified as non-diversified in the SAI, please confirm supplementally that these Funds are also identified as non-diversified in their Fund summaries in the prospectuses and that the appropriate non-diversification risk is included as a principal risk of each Fund.

Response: So confirmed.

15.	Investment Restrictions

a.	Comment: Fundamental Investment Restrictions – Borrowing: Fundamental Investment Restrictions A(iv) and B(iv) restrict a Fund from borrowing money, with certain exceptions, including an exception providing that a Fund may enter into reverse repurchase agreements and transactions in options, futures, and options on futures as described in the Prospectuses and SAI. Please clarify in the disclosure that reverse repurchase agreements constitute borrowing subject to asset coverage requirements.

Response: The Registrant refers the staff to the Description of Certain Securities, Investments and Risks – Borrowing section of the SAI, which discloses that reverse repurchase agreements are included as borrowing subject to the borrowing limitations described therein, including specific asset coverage requirements.

b.	Comment: Fundamental Investment Restrictions: The SAI states that “The fundamental investment restrictions set forth above may be modified so as to provide those Funds with the ability to operate under new rules or amendments under the 1940 Act or under orders of the SEC applicable to the Funds without receiving prior shareholder approval of the change.” The staff believes this sentence overstates the Registrant’s authority to modify its fundamental investment restrictions without shareholder approval. Please explain the legal basis for this sentence, or delete or modify the language accordingly.

Response: The disclosure has been deleted.

c.	Comment: Fundamental Investment Restrictions: Please delete the following sentence, which is inconsistent with the staff’s position on the application of a mutual fund’s concentration policy to privately issued asset-backed securities: “The Funds take the position that mortgage-related securities and asset-backed securities, whether government issued or privately issued, do not represent interests in any particular ‘industry’ or group of industries.”

Response: The above-noted sentence, which is not part of the Funds’ fundamental investment restriction on concentration, has been deleted.

d.	Comment: Fundamental Investment Restrictions: In the following sentence, “In addition, for purposes of complying with this restriction, the Portfolio Optimization Funds and Pacific Funds Diversified Alternatives will consider the concentration of the Underlying Funds,” please clarify that “this restriction” refers to the fundamental investment restriction on industry concentration.

Response: The disclosure has been amended accordingly.

16.	Advisory Fees

a.	Comment: Sub-Advisory Fees: Pursuant to Item 19(a)(3) of Form N-1A, the staff believes that the sub-advisory fee rates are required to be disclosed as shareholders ultimately pay sub-advisory fees. Please explain your legal basis for deleting this table.

Response: The Registrant deleted information regarding sub-advisory fees because those amounts are not required by Item 19(a)(3) of Form N-1A. The Registrant notes that Item 19(a)(3) of Form N-1A requires disclosure of: The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (Emphasis added). Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds.

b.	Comment: Investment Advisory Fees Paid or Owed: In this section, please clarify in disclosure that the figures reflecting advisory fees paid in the chart include fees paid to any sub-advisers.

Response: The disclosure has been amended accordingly.

General Comments:

17.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

18.	Comment: Please confirm supplementally that all missing information will be included before the effective date of the post-effective amendment and material information should be provided sufficiently in advance of the effective date.

Response: So confirmed. As specifically requested, all final fees and expenses will be reflected in the post-effective amendment filed pursuant to Rule 485(b).

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP